SECURITIES AND EXCHANGE COMMISSION
                     WASHINGTON, D.C. 20549


                          FORM 12b-25

                 Commission File Number 0-25828


                  NOTIFICATION OF LATE FILING



[X] Form 10-K   [ ] Form 11-K   [ ] Form 20-F   [ ] Form 10-Q   [ ] Form N-SAR

For Period Ended:   December 31, 1999

[ ]  Transition Report on Form 10-K         [ ]  Transition Report on Form 10-Q
[ ]  Transition Report on 20-F              [ ]  Transition Report on Form N-SAR
[ ]  Transition Report on Form 11-K

     Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

     If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates: N/A


                            Part I.
                     REGISTRANT INFORMATION

Full Name of Registrant:           Electropharmacology, Inc.

Address of Principal Executive Office:  12085 Research Drive

City, State and Zip Code:               Alachua, Florida 32615



                            Part II.
                     RULE 12b-25(b) and (c)

     If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check appropriate box).

[X] (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

[X] (b) The subject annual report, semi-annual report, transition report on Form 10-K, 20-F, 11-K or Form N-SAR, or portion thereof, will be filed on or before the 15th calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

[ ] (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

                           Part III.
                           NARRATIVE

     State below in reasonable detail the reasons why Form 10-K, 11-K, 20-F, 10-Q, N-SAR or the transition report portion thereof could not be filed within the prescribed time period. (Attach extra sheets if needed).

Management is currently devoting substantially all its resources to obtaining additional financing for the Company and pursuing other transactional opportunities. Due to the foregoing reason, Registrant requires additional time to finalize its audited financial statements.


                            Part IV.
                       OTHER INFORMATION

     (1) Name and telephone number of person to contact in regard to this notification:

          Arup Sen              (904)                   462-2249
            (Name)           (Area Code)            (Telephone Number)

     (2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).

                                                         [X] Yes        [ ] No

     (3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

                                                         [X] Yes        [ ] No

     If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

[NOTE: IF ITEM 3 ABOVE IS ANSWERED YES, AN EXPLANATION SHOULD BE PROVIDED. IF THE ANSWER IS NO, NOTHING FURTHER IS REQUIRED.]

     Annual revenues from the sale of custom products for genomics research are expected to be $513,000 in 1999. In comparison, total revenues for 1998 were $620,500, including $435,000 from rentals and sales of the Company's SofPulse device line which was divested in May 1998 and $159,000 from the sale of custom products for genomics research for the period starting on August 24, 1998, when EPi concluded its biotechnology company acquisitions.

     Net loss for the year ended December 31, 1999 is expected to be approx-imately $703,000, consisting of a $2.26 million operating loss, which will be partially offset by a $1.15 million one-time gain on the settlement of litigation with a former Company affiliate and by amounts related to the former minority shareholders' interest in a limited partnership formed upon the Company's biotechnology company acquisitions. In comparison, net loss for the year ended December 31, 1998 was $14.675 million, consisting of a $17.35 million operating loss, including $15.54 million in one-time charges related to the Company's biotechnology business and license acquisitions in 1998.
The 1998 operating loss was partially offset by a $716,000 gain on the sale of the Company's medical device product line and by a $2.04 million reduction of the net loss related to the minority interest in the Company's limited partnership. Net losses reported above for the years ended December 31, 1999 and 1998 are prior to the payment of preferred stock dividends to Elan Corporation, plc., amounts which will further increase the net loss available to common stockholders for the respective periods.

                   Electropharmacology, Inc.
          (Name of registrant as specified in charter)

Has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.



Date: March 31, 1999                  By: /s/ Arup Sen
                                      Arup Sen
                                      Chairman and Chief Executive Officer